Exhibit 21.1

Air Transport Services Group, Inc.
List of Significant Subsidiaries

December 31, 2015

1.	ABX Air, Inc., a Delaware Corporation

2.	Airborne Global Solutions, Inc., a Delaware Corporation

3.	Airborne Maintenance and Engineering Services, Inc., a Delaware Corporation

4.	Air Transport International, Inc., a Delaware Corporation

5.	Air Transport International Limited Liability Company, a Nevada Limited Liability Company

6.	AMES Material Services, Inc., an Ohio Corporation

7.	Cargo Aircraft Management, Inc., a Florida Corporation

8.	LGSTX Distribution Services, Inc., an Ohio Corporation

9.	LGSTX Services, Inc., a Delaware Corporation